Exhibit (a)(5)(C)
Press Briefing Note – Not For Wire Distribution
TRILOGY MAKES AGGRESSIVE BID TO REINVENT
 THE AUTOMOTIVE LEAD BUSINESS
•	Higher quality leads – close at 2-4x industry average

•	More consumer insight – Rich information about each in-market buyer

•	Sell more cars, spend less per car sale
     AUSTIN, TX , April 20, 2009 — With its announcement of an offer to acquire Autobytel, Inc., Trilogy is initiating an aggressive push to fundamentally transform the automotive lead and marketing services business for the benefit of OEMs, dealers, and end consumers.
     Once a valuable and efficient means of connecting automotive buyers and sellers, third-party Internet lead providers, like AutoByTel, struggle to consistently provide high-quality leads to their dealer and OEM customers.  Trilogy has developed technology we call SmartLeads that identifies, with remarkable accuracy, in-market auto buyers.  We then enhance each lead with rich segmentation data about that in-market buyer.
     “This is about helping dealers focus on real buyers, and giving them enough insight so they can deliver a winning sales message and close the deal,” added Scott Brighton, Trilogy’s President.
     Trilogy launched SmartLeads a year ago and, to date, has processed over 5 million leads.
     “SmartLeads turns on its head the traditional ‘all leads are created equal’ model that has driven the industry for a decade,” said Brighton.  “As every Sales Manager knows, some leads are ‘hot’ and some are not.  Our mission is to help dealers and OEMs focus on the real buyers, and arm them with the insight to deliver the winning message and close the deal.”
     Trilogy’s tender offer for Autobytel is a strong signal in our conviction around this capability and our willingness to ‘put our money where our mouth is’”, added Sean Fallon, Trilogy’s  Senior Vice President of Corporate Development.  And while the discussions with Autobytel are subject to a tender offer process, SmartLeads can help dealers and OEMs today by focusing money and time on real in-market buyers to drive more sales.
     Furthermore, independent of the Autobytel outcome, Trilogy intends to continue licensing its SmartLeads service to other forward thinking third-party providers who are committed to leveraging new innovation.  Together, we will reinvent the lead business.